[The Millers Group Letterhead]



                               May 22, 1998



VIA FACSIMILE (281) 238-7071
----------------------------

Mr. Lane Ward
Chief Executive Officer
Fort Bend Holding Corp.
3400 Avenue H
P.O. Box 951
Rosenberg, Texas  77471

Dear Mr. Ward:

As you know, we had previously submitted an acquisition proposal, which we believe to be attractive to, and in the best interest of your shareholders.

You responded by requesting that we provide you with certain letters from State and/or Federal Regulatory Agencies indicating in advance that the transaction will be approved by such agencies. We subsequently advised you that we do not believe it is appropriate to request regulatory reviews prior to entering into an agreement.

Your investment bakers have requested that we enter into an agreement that contains various covenants and restrictions on us which we believe are inappropriate.

Although we believe that our proposal would be attractive to the shareholders of the Fort Bend Holding Corp., it is apparent that your management lacks enthusiasm for our proposal. In view of your lack of affirmative response to our proposal, we have decided not to proceed with a proposal at this time. Accordingly, you may consider our proposal to acquire the Fort Bend Holding Corp. through a negotiated merger to be withdrawn.

                              Yours truly,



                              Joy J. Keller
                              Executive Vice President &
                              Chief Financial Officer